

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Sent by U.S. Mail and Facsimile

Mr. Jonathan Neuman
President and Chief Operating Officer
Imperial Holdings, Inc.
701 Park of Commerce Boulevard – Suite 301
Boca Raton, Florida 33487

**Re: Imperial Holdings, Inc.
             Registration Statement on Form S-1
             Filed August 12, 2010
             File No. 333-168785**

Dear Mr. Neuman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments on This Filing

1.   Please provide a price range, indicate the number of shares being offered, and fill in all corresponding blanks as soon as possible. Please also fill in any blanks relating to capitalization, dilution and the conversion. Since these items trigger a number of disclosure matters, we will need sufficient time to review the amendments when it is included.

2.   We note that your filing contains numerous references to certain events that will occur before the closing of the offering. Please update your filing to reflect these events as they develop. For example, we note that you plan to consummate a reorganization, add five persons to your board of directors and approve an omnibus incentive plan.

3.   Please revise to include updated financial information through the period ended June 30, 2010 and provide an updated consent in your next amendment.

Prospectus Summary

Overview, page 1

4.   Revise the penultimate sentence in the first paragraph to use the word "revenue" instead of "income". In addition, disclose net income/loss from each period and the percentage of revenue for each segment.

5.   Revise the second paragraph to disclose the reason(s) for the significant increase in interest cost.

Our Services and Products

Premium Finance Transactions, page 1

6.   Revise the last paragraph to clarify that loan payments are not made during the term or disclose the percentage. Also disclose the percentage of the portfolio that are rollover loans. In addition, disclose the amount of the insurance, in aggregate, or as a percentage of the loan amount. Finally, add the last two paragraphs from page F-15.

Risk Factors

7.   Please avoid making statements such as "no assurance can be given" and "there can be no assurance" that an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Risk Factors Related to Premium Finance Transactions

Premium finance loan originations are susceptible to practices which can invalidate…, page 16

8.   Please disclose whether any state regulator or borrower has asserted that any of your loans be treated as STOLI transactions or that the loans do not meet the criteria required under applicable statutes.

9.   We note your disclosure that the period of time after which the policy cannot be contested by the issuing life insurance company, i.e., the "contestability period", is usually two years. We also note your disclosure in the following paragraph that the closer the origination date of a premium finance loan transaction is to the date of the issuance of the life insurance policy, the greater the risk that a life insurance policy may be subject to contest or rescission on the basis that such policy was issued as part of STOLI practices or was not supported by a valid insurable interest. We further note your disclosure that 99.7% of your premium finance loans were originated within two years of the issuance date. However, because the "contestability period" is usually two years, your disclosure that 99.7% of your premium finance loans were originated within two years is not helpful for purposes of analyzing whether your loans may be contested. Please disclose what percentage of your premium finance loans were originated within one month, six months and one year from the issuance of the underlying life insurance policy.

Our lender protection insurance policies have significant exclusions and limitations, page 19

10.   Please separate the lettered and numbered items in this risk factor into bulleted format.

Risk Factors Related to Structured Settlements

Adverse judicial developments could have an adverse effect on our business…, page 22

11.   We note your disclosure that adverse judicial developments have occasionally occurred in the structured settlement industry.   Please provide a brief discussion of such adverse developments.

Risk Factors Relating to Our General Business

Changes to statutory, licensing and regulatory regimes…, page 23

12.   Please separate your discussion of the Commission's recent report recommending that sales of life insurance policies in life settlement transactions be regulated as securities for purposes of the federal securities laws into its own risk factor.

Risks Related to Our Common Stock and This Offering

Provisions in our executive officers' employment agreements…, page 28

13.   Please separate this risk factor into separate risk factors addressing the employment

agreements, the articles of incorporation and bylaws and the laws of the State of Florida, or please provide subheadings.

Capitalization, page 34

14.   We note that the table gives effect, on a pro forma basis, to the sale of Series D Preferred Units in June 2010. Please therefore revise the table to include a row for "Member units — Series D preferred" and fill in the applicable pro forma amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

Premium Finance Business, page 45

15.   So that a reader will have a better understanding of the Company's relationship with Acorn Capital Group, as well as the related accounting, please revise your disclosures to discuss the nature and terms of the May 2009 settlement agreement. The disclosures should also address, for each period presented, both the number and dollar amount of loans outstanding for which the Company is the servicer of the loan. Further, please clarify for as to why the amount of debt forgiveness being recorded as a gain would not correlate to the loans losses being recognized.

16.   Additionally, we note your disclosure that Acorn assigned its rights under the settlement agreement to ABRG. Please file as an exhibit to the registration statement any assignment agreement or amended settlement agreement, or confirm that no such agreement exists.

Principal Revenue and Expense Items

Provisions for Loan Losses on Loans Receivable, page 49

17.   Please revise your disclosures to provide a more specific and thorough discussion of the differences between the "economic value" and the "carrying value" of the loan receivable which is utilized in determining the amount of the lender protection coverage and the amount of any loan impairment recognized.

18.   We note your disclosure that in some instances, you may record an immediate impairment valuation against the principal of the loan, but only after considering all components of the transaction. Disclose the accounting literature being followed in accounting for this type of lending transaction. Provide us with examples so that we may

clearly understand why all aspects of the transaction should be considered in determining whether a specific loan should be evaluated for potential impairment as well as the level of potential impairment recorded.

Critical Accounting Policies

Valuation of Insurance Policies, page 51

19.   Please revise to address the significant assumptions used in your valuation of insurance policies. Please refer to ASC 325-30-50.

Revenue Recognition, page 52

20.   So that the reader has a better understanding of the agency fees recorded as revenues, please revise the disclosures to address the business purpose of these fees which details the reasons why the referring insurance agents pay these fees, how the respective amounts are determined and settled as well as the accounting treatment being followed. Address why the payment of these fees results in the immediate recognition of revenues when the loan is funded and the culmination of the earnings process as opposed to deferring and recognizing these fees over the term of the loan. Further, address why these fees constitute such a large percentage of the principal balance of the loans originated.

Interest Income, page 52

21.   So that the reader has a thorough understanding of the nature and terms of the loans made in connection with the premium finance business, please address the loan underwriting process performed by the company. In addition, please address the accounting literature followed in accounting for the interest income recognized on these types of loans.

Origination Fee Income, page 52

22.   Address the reasons why these fees constitute such a large percentage of the principal balance of the loans originated.

Other, page 53

23.   Revise to provide a critical accounting policy which addresses how gains and losses on loan payoffs and settlements are determined.

24.   Revise to provide a critical accounting policy which specifically addresses the nature, type and
       accounting for each of the costs which have been incurred in the origination and funding of loans
       in the portfolio.

Business

Overview, page 71

25.   To the extent not already included in the registration statement, please describe your
       general development during the past five years. Please refer to Item 101(a) of Regulation
       S-K.

Premium Finance Business

Overview, page 71

26.   Please provide the information required by 101(b) of Regulation S-K, or please provide a
       cross reference to the applicable disclosure in the financial statements.

Sources of Revenue, page 73

27.   Please disclose the percentages of your total company revenue that are attributable to
       your premium finance business and your structured settlements business. Please further
       break down the percentages of revenue from your premium finance business into revenue
       generated from agency fees, interest income and origination fees.

28.   We note that you describe three methods by which you are repaid your principal and
       origination fees. Please provide information to indicate how often you are repaid by each
       of these methods. Further, we note that you include the death of the insured and the
       resulting death benefit as one of the ways in which the principal and origination fees are
       repaid. We also note that this method is not discussed in other sections of the filing
       where you discuss repayment. Please revise to include this disclosure.

29.   Please clarify whether, when you retain for investment a policy relinquished to you upon
       default, you will receive the insured value of the policy upon the death of the borrower.

Regulation

Premium Financing Transactions, page 84

30.   We note your disclosure that you are able to conduct the business of purchasing a policy

directly from a policy owner in 34 states but that you have not done so as of the date of the registration statement. Please disclose the number of states in which you engaged in life settlements.

Management

Directors and Executive Officers, page 88

31.   Please revise to indicate that you have no independent directors at this time. Refer to Item 407(a) of Regulation S-K.

Executive Compensation

Summary Compensation Table for 2009, page 94

32.   Please provide compensation of the named executive officers for your last three completed fiscal years. Please refer to Item 402(c) of Regulation S-K.

Certain Relationships and Related Transactions

Related Party Transactions Policy and Procedure, page 102

33.   Please revise to include the disclosure required by Item 404(a)(4)(c) of Regulation S-K to the extent required for each applicable related transaction.

34.   Please confirm that the policies and procedures adopted by the audit committee will be used to continue to review and approve the related transactions disclosed in the registration statement.

Certain Indebtedness, page 104

35.   We note that you plan to convert many of your notes into common stock upon the closing of the offering. Please specifically state the name of the entity that will acquire the shares of common stock upon conversion.

Principal Shareholders, page 107

36.   Please provide a business, mailing or residence address for Deborah Benaim, Richard S. O'Connell, Jr. and Anne Dufour Zuckerman. Please refer to Item 403(a) of Regulation S-K.

Description of Capital Stock

General, page 108

37.   We note that you have set forth the approximate number of holders of each class of
        common equity as of March 31, 2010. Please revise to disclose the number of holders as
        of the latest practicable date. Please refer to Item 201(b) of Regulation S-K.

38.   Please provide the information required by Item 201(c) of Regulation S-K, particularly
        with respect to any dividends accrued or paid on your shares of common stock.

Exhibits

39.   Please file any outstanding exhibits as soon as possible so the staff has time to complete
        its review.

Exhibit 21.1

40.   Please revise to more clearly indicate how each of the subsidiaries interact with each
        other, i.e., where each subsidiary stands in the corporate structure. Please also add a
        description of the function of each subsidiary and indicate if any of the subsidiaries listed
        are inactive.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact William Schroeder at (202) 551-3294 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

                            Sincerely,

                            Michael Clampitt
                            Senior Attorney

cc.   (facsimile only)
            Michael B. Kirwan
            Foley & Lardner LLP
            (904) 359-8700